Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

•	Sales building momentum on the back of positive Q4 2009
•	Full-year revenues and underlying operating margin comparable with 2008
•	Full-year underlying free cash flow exceeds $2 billion, up 9%
•	Fourth-quarter total revenues down 3% before currency; Professional division up 1%, Markets division down 5%
•	Adjusted EPS $1.85 for full-year and $0.44 for fourth quarter
•	Integration savings target raised by $200 million to $1.6 billion
•	Board approves $0.04 annual dividend increase to $1.16 per share

NEW YORK, NY, February 24, 2010 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the full year and the fourth quarter ended December 31, 2009. Despite challenging global markets, the company successfully held annual revenues for 2009, grew underlying profit margins to 21.3% and achieved strong free cash flow growth. For the year, the Professional division grew revenues 3% while Markets division revenues declined 2% due to negative net sales and a difficult prior year comparison (up 6%). The underlying operating profit margin improvement was driven by continuing progress on the integration program, strong cost management and the benefit of currency.

Fourth-quarter net sales on a consolidated basis were positive and the best of the year, as an improving operating environment complemented product and service improvements and a reallocation of resources to faster growing markets. Revenues (before currency) declined 3%, with the Professional division up 1% and the Markets division down 5%, as revenue flow-through from weak sales earlier in 2009 held back strong performances in Tax & Accounting, Healthcare & Science and Markets’ Enterprise. The underlying operating profit margin was 19.7% in the fourth quarter, reflecting revenue declines and product mix.

“I am pleased with the resilient performance of the company in 2009. Despite the worst global operating environment any of us has faced, Thomson Reuters was able to hold or improve on our prior-year results, with revenues comparable to 2008 and underlying operating margin and free cash flow up on the prior year. I am also pleased that our net sales performance improved significantly through the year, with the fourth quarter recording positive net sales for the company as a whole. We are off to a strong start in sales in 2010 with the launch of the innovative WestlawNext in Legal, and positive net sales in Markets,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“Given our improving sales figures, I am confident that 2009 was the bottom of the sales cycle for us and that 2010 will see the corresponding bottom in period-on-period reported revenues. I expect that we will return to revenue growth in the second half of 2010.”

“2010 will be another year of important investment for Thomson Reuters, with the final year of heavy integration spending in Markets, the release of important new product platforms, such as WestlawNext in Legal and ‘Project Utah’ in Markets, targeted investments in higher growth units such as Tax & Accounting, Enterprise and Healthcare & Science, as well as in emerging markets. While these investments will have a short-term impact on operating margin, they are designed to accelerate future growth and we expect operating margin to rebound in 2011,” Mr. Glocer added.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Consolidated Financial Highlights – Full-Year Results

	Twelve Months Ended December 31, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2009	2008	Change
Revenues	$12,997	$11,707	11%
Operating profit	$1,575	$1,668	-6%
Diluted earnings per share (EPS)	$1.01	$1.68	-40%
Cash flow from operations	$2,666	$2,761	-3%

Non-IFRS Financial Measures1	2009	2008	Change		Change Before Currency
Revenues from ongoing businesses	$12,948	$13,283	-3%		0%
Underlying operating profit	$2,754	$2,778	-1%
Underlying operating profit margin	21.3%	20.9%	+40	bp
Adjusted earnings per share (EPS)	$1.85	$1.82	2%
Underlying free cash flow	$2,058	$1,885	9%

•	Revenues from ongoing businesses were $13 billion, comparable with 2008 before currency and down 3% after currency.
•	IFRS revenues increased 11% after currency and only include Reuters results subsequent to its acquisition on April 17, 2008.
•
Underlying operating profit margin increased 40 basis points to 21.3% due to integration savings, continued commitment to strong cost management and the benefit of currency. Underlying operating profit declined 1%, primarily attributable to an increase in non-cash pension expense of approximately $30 million resulting from the company’s conversion to IFRS in 2009.

•
Adjusted earnings per share were $1.85, compared to $1.82 in 2008 and included integration-related costs of $0.51 per share in 2009 and $0.45 in 2008 which are included in adjusted earnings but not in underlying operating profit.

•
Integration and legacy savings programs reached a run-rate savings of $1.1 billion, $300 million higher than originally estimated at the close of the Reuters acquisition. The 2011 run-rate savings target has been raised to $1.6 billion (up $200 million), with $1.2 billion attributable to integration savings and the balance derived from the company’s legacy savings programs.

•	Underlying free cash flow was strong for the year at $2.1 billion compared to $1.9 billion in 2008.

__________________________________
1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measure in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Consolidated Financial Highlights – Fourth-Quarter Results

	Three Months Ended December 31, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2009	2008	Change
Revenues	$3,357	$3,395	-1%
Operating profit	$346	$633	-45%
Diluted earnings per share (EPS)	$0.21	$0.67	-69%
Cash flow from operations	$896	$1,005	-11%

Non-IFRS Financial Measures	2009	2008	Change		Change Before Currency
Revenues from ongoing businesses	$3,349	$3,329	1%		-3%
Underlying operating profit	$661	$788	-16%
Underlying operating profit margin	19.7%	23.7%	-400	bp
Adjusted earnings per share (EPS)	$0.44	$0.50	-12%
Underlying free cash flow	$675	$829	-19%

•
Revenues from ongoing businesses declined 3% before currency (down 1% on an IFRS basis), with strong growth in Tax & Accounting, Markets’ Enterprise, Healthcare & Science and Legal’s subscription business offset by weaker performance in Markets’ other units and in print and transaction revenues in Legal. Fourth-quarter 2008 revenue growth of 5% provided a challenging comparison.

•
Underlying operating profit, as anticipated, declined 16% against a strong prior year when profits grew 13%. This decline was due to flow-through from lower revenues, product mix, ongoing investments and an increase in benefit expenses including the impact of adopting IFRS pension accounting.

•
Adjusted earnings per share were $0.44 compared to $0.50 in the prior-year period and included integration-related costs of $0.17 per share ($0.16 in Q408), which are included in adjusted earnings but excluded from underlying operating profit.

Fourth-Quarter and Full-Year Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business. All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Professional Division

Professional Division — Full-Year Results

	Twelve Months Ended December 31, (Millions of U.S. dollars, except profit margin)

	2009	2008	Change	Change before currency
Revenues
Legal	$3,586	$3,639	-1%	0%
Tax & Accounting	$1,006	$926	9%	9%
Healthcare & Science	$829	$784	6%	7%
Professional Division Total	$5,421	$5,349	1%	3%

Operating Profit
Legal	$1,155	$1,192	-3%
Tax & Accounting	$214	$216	-1%
Healthcare & Science	$185	$169	9%
Professional Division Total	$1,554	$1,577	-1%

Operating Profit Margin %
Legal	32.2%	32.8%
Tax & Accounting	21.3%	23.3%
Healthcare & Science	22.3%	21.6%
Professional Division Total	28.7%	29.5%

Professional Division —Fourth-Quarter Results

	Three Months Ended December 31, (Millions of U.S. dollars, except profit margin)

	2009	2008	Change	Change before currency
Revenues
Legal	$903	$912	-1%	-3%
Tax & Accounting	$311	$280	11%	10%
Healthcare & Science	$224	$213	5%	4%
Professional Division Total	$1,438	$1,405	2%	1%

Operating Profit
Legal	$268	$297	-10%
Tax & Accounting	$101	$98	3%
Healthcare & Science	$52	$62	-16%
Professional Division Total	$421	$457	-8%

Operating Profit Margin %
Legal	29.7%	32.6%
Tax & Accounting	32.5%	35.0%
Healthcare & Science	23.2%	29.1%
Professional Division Total	29.3%	32.5%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

•	Full-year revenues grew 3%, led by strong growth in Tax & Accounting and Healthcare & Science which were up a combined 8%, and Legal’s recurring subscription business.
•
Full-year operating profit declined 1% and the corresponding margin decreased 80 basis points as tight cost controls and efficiency initiatives were offset by lower revenue growth, business mix and the dilutive effect of acquisitions.

•	Fourth-quarter revenues rose 1%, driven by growth in Tax & Accounting, Healthcare & Science and subscription legal products, but offset by a continued decline in print products.
•	Fourth-quarter operating profit declined 8% primarily due to the same factors that impacted full-year profitability.

Legal

•	Full-year revenues were flat as strong growth from FindLaw (up 13%) and subscription-related products (up 6%) were offset by a 5% decline in print and a 13% decline in non-subscription products.
•
Full-year operating profit declined 3% and the corresponding margin declined 60 basis points to 32.2%.  Savings from efficiency initiatives and tight cost controls were not enough to offset flow-through on flat revenues, revenue mix and investments in growth initiatives.

•	Fourth-quarter revenues declined 3% as growth from subscription-related products (up 4%) and FindLaw (up 9%) was offset by declines of 13% in print and 14% in non-subscription products.
•
Fourth-quarter operating profit declined 10% and the associated margin was 29.7% versus 32.6% in the prior-year period.  Lower revenues, particularly from profitable print and non-subscription products, as well as the impact of foreign exchange, more than offset efficiency savings.

Tax & Accounting

•
Full-year revenues grew 9%.  Double-digit growth in software and service offerings in the Professional and Corporate software and services businesses, coupled with continued good performance from Checkpoint (up 6%), were slightly offset by a 10% decline in print/CD revenues.

•
Full-year operating profit declined 1% and the related margin declined 200 basis points to 21.3%.  Good flow-through on revenues was offset by acquisition accounting related to software amortization, a shift towards higher growth but lower initial margin businesses and technology-related product investments.

•
Fourth-quarter revenues grew 10%.  Across both the Professional and Corporate customer segments, Tax & Accounting continued to see strong demand with good growth from UltraTax and ONESOURCE. Checkpoint grew 8% and had a very strong sales quarter. Nearly 50% of this segment’s 2009 profits were generated in the fourth quarter.

•
Fourth-quarter operating profit grew 3% and the related margin was 32.5%. The 250 basis point margin decline, compared to the prior-year period, was largely driven by acquisition accounting related to software amortization, a shift towards higher growth but lower initial margin businesses and technology-related product investments.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Healthcare & Science

•	Full-year revenues grew 7%. This strong revenue growth was led by a 17% increase in the Payer business as well as 7% growth across the Science businesses.
•	Full-year operating profit increased 9% and the related margin grew 70 basis points versus 2008 from flow-through on revenues and favorable foreign currency effects.
•	Fourth-quarter revenues grew 4%. Growth was driven by continued demand for healthcare spending analytics in Payer (up 10%), supplemented by good growth across the Science businesses.
•
Fourth-quarter operating profit declined 16% versus 2008, and the corresponding margin was 23.2%.  The expected decline in operating profit was attributable to technology costs and the timing of expenses.

Markets Division
Markets Division — Full-Year Results

	Twelve Months Ended December 31, (Millions of U.S. dollars, except profit margin)
	2009	2008	Change	Change before currency
Revenues
Sales & Trading	$3,550	$3,852	-8%	-4%
Investment & Advisory	$2,304	$2,371	-3%	-2%
Enterprise	$1,316	$1,295	2%	6%
Media	$365	$426	-14%	-8%
Markets Division Total	$7,535	$7,944	-5%	-2%

Operating Profit	$1,453	$1,406	3%
Operating Profit Margin %	19.3%	17.7%

Markets Division — Fourth-Quarter Results

	Three Months Ended December 31, (Millions of U.S. dollars, except profit margin)
	2009	2008	Change	Change before currency
Revenues
Sales & Trading	$875	$893	-2%	-7%
Investment & Advisory	$573	$582	-2%	-5%
Enterprise	$371	$350	6%	1%
Media	$95	$101	-6%	-8%
Markets Division Total	$1,914	$1,926	-1%	-5%

Operating Profit	$323	$365	-12%
Operating Profit Margin %	16.9%	19.0%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

•
Full-year revenues declined 2% reflecting negative net sales, especially in the first half of the year, and strong prior-year period revenue growth of 6%. Recurring subscription revenues (75% of total revenues) grew 1% but were offset by an 11% decline in transaction revenues, an 8% decline in recoveries and 17% decline in outright revenues.

•	By geography, Asia grew 2%, while Europe, Middle East and Africa (EMEA) and the Americas declined 1% and 5%, respectively.
•	By market, growth in Enterprise and Commodities & Energy was more than offset by declines in Sales & Trading and Investment Management.
•	Full-year operating profit increased 3% and the margin expanded 160 basis points as integration savings, tight cost controls and favorable foreign exchange more than offset revenue declines.
•
Fourth-quarter revenues declined 5% against a difficult comparable in 2008 when revenues grew 4%.  The revenue decline was attributable to flow-through from weaker 2009 net sales, continued pressure on recoveries, tough comparables for outright sales and a decline in transaction revenues.

•
Fourth-quarter operating profit declined 12% with the related margin declining 210 basis points.  The margin decline was attributable to the impact of lower revenues, offset by integration savings and the benefit of currency.

Sales & Trading

•
Full-year revenues decreased 4%.  A modest decline in recurring revenues attributable to desktop cancellations was further impacted by declines in transactions and recoveries.  By market, the Commodities & Energy and Treasury businesses both achieved revenue growth for the year.

•
Fourth-quarter revenues decreased 7%. The decline was due to continued pressure on recoveries revenues and reductions in desktops in the Exchange Traded Instruments and Fixed Income segments.  Commodities & Energy was flat in the quarter and Treasury declined slightly, reflecting an improving trend in foreign currency exchange transactions, which were broadly flat versus 2008.

Investment & Advisory

•	Full-year revenues declined 2%. Corporate’s growth of 1% was offset by a slight decline in Retail Wealth Management, a 3% decline in Investment Management and a 6% decline in Investment Banking.
•
Fourth-quarter revenues declined 5%. While the Investment Banking business returned to growth in the fourth quarter, the Investment Management business was impacted by cancellations stemming from customer closures and lower assets under management. Retail Wealth Management was impacted by lower recoveries as customers reduced their purchases of exchange data.

Enterprise

•	Full-year revenues increased 6%. Enterprise Information, which comprises more than half of the Enterprise segment’s revenues, grew 17% and the Trade and Risk Management business grew 3%.
•
Fourth-quarter revenues increased 1%, despite an extremely challenging prior-year comparable when revenues grew 13%.  Enterprise Information grew 9% in the quarter with continued demand for pricing and reference data, and helped offset a 10% decline in outright revenues.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Media

•
Full-year revenues declined 8%. The decline was attributable to continued pressure on the Professional Publishing and Advertising businesses.  Agency business revenues declined 5% due to further consolidation in traditional media outlets and customer budget constraints.

•	Fourth-quarter revenues declined 8% for reasons that mirror those of the full year.

Corporate & Other

Full-year corporate costs were $929 million comprised of core corporate costs of $253 million (including an increase in non-cash pension expense of approximately $30 million resulting from the company’s conversion to IFRS in 2009), fair-value currency-related adjustments (non-cash) of $170 million and integration program costs of $506 million.

Fourth-quarter corporate costs were $281 million, compared to $152 million in the prior period, and were comprised of core corporate costs of $83 million (up $49 million due to higher benefit costs, including the impact of adopting IFRS pension accounting), fair-value currency-related adjustments (non-cash) of $35 million (up $75 million) and integration program costs of $163 million (up $5 million).

Integration Programs

At year-end 2009, Thomson Reuters had achieved combined run-rate savings of $1.1 billion from the Reuters integration, as well as legacy savings programs. The higher savings were principally related to the elimination of redundant positions and the retirement of legacy products.

Given the progress the company continues to make on the integration program, the company is raising its combined run-rate savings target by $200 million to $1.6 billion by year-end 2011.

The company expects to spend an additional $275 million in one-time integration costs through the end of 2011 to achieve incremental run-rate savings of $325 million in 2010 and $200 million in 2011.

Recent Developments

WestlawNext, an entirely new version of our market-leading, online legal information service, was launched as planned on February 1, 2010. The new service, which had been over five years in the making with the participation of more than 1,000 Thomson Reuters technologists, information specialists and attorneys, provides a modern, clean user interface, natural language search and highly advanced algorithms and back-end technology to advance significantly the speed, simplicity and productivity of legal research. Third party reviews and customer uptake have been very favorable, with early sales exceeding our launch targets.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Business Outlook (Before Currency)

Based on the current environment in the markets that the company serves, Thomson Reuters expects its revenues to be flat to slightly down in 2010 due to the impact of negative net sales in 2009. The company expects net sales to strengthen throughout 2010.

The company expects its underlying operating profit margin to be comparable to 2009 before investments in the major new products and platforms launching this year. These investments are expected to have an impact of approximately 100 basis points.

The company’s plan to continue its aggressive investment focus to drive growth and capture efficiencies is likely to result in 2010 underlying free cash flow being slightly down on the prior year.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks”.

Dividend

The board of directors approved a $0.04 per share increase in the annual dividend to $1.16 per share. The quarterly dividend of $0.29 per share is payable on March 26, 2010 to shareholders of record as of March 8, 2010. This dividend increase marks the 17th consecutive annual dividend increase by the company.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Thomson Reuters currently prepares its financial statements under International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Previously, Thomson Reuters prepared its financial statements in accordance with Canadian GAAP.

NON-IFRS FINANCIAL MEASURES

This news release includes certain non-IFRS financial measures, including pro forma financial information as described herein. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures (other than pro forma financial measures) are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

PRO FORMA FINANCIAL INFORMATION

Thomson acquired Reuters on April 17, 2008 and changed its name to Thomson Reuters that day. Under applicable accounting rules, Reuters results are only included from the closing date of the acquisition (and not for periods prior to that date). For informational purposes, this news release includes “pro forma” financial information for 2008. Pro forma financial information presents the hypothetical performance of the Thomson Reuters business as if Reuters had been part of the company for all of 2008. These pro forma results provide a better comparison of 2009 and 2008 performance. Pro forma financial information included in this news release is unaudited and was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson prior to the closing of the Reuters acquisition and which currently apply to Thomson Reuters. Pro forma financial information reflects the impacts of purchase accounting but excludes deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to statements in the "Integration Programs" and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2010 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s new product release programs, globalization strategy, other growth initiatives and efficiency programs including the integration program.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to legislation and regulations; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS
MEDIA

Calvin Mitchell III
Senior Vice President, Corporate Affairs
+1 646 223 5285
calvin.mitchell@thomsonreuters.com

Victoria Brough
Head of External Affairs, EMEA
+44 (0)207 542 8763
victoria.brough@thomsonreuters.com
INVESTORS Frank Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its full-year and fourth-quarter results today beginning at 8:30 a.m. U.S. Eastern Standard Time (EST).  You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results" on the right side of the page. An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

IFRS and Pro Forma Results

Thomson Reuters Corporation
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2009	2008 (1)	Change	Organic	2009	Pro Forma 2008 (1) (2)	Change	Organic
Revenues
Legal	$903	$912	-1%	-3%	$3,586	$3,639	-1%	-1%
Tax & Accounting	311	280	11%	5%	1,006	926	9%	4%
Healthcare & Science	224	213	5%	4%	829	784	6%	7%
Professional Division	1,438	1,405	2%	0%	5,421	5,349	1%	1%
Sales & Trading	875	893	-2%	-7%	3,550	3,852	-8%	-4%
Investment & Advisory	573	582	-2%	-6%	2,304	2,371	-3%	-3%
Enterprise	371	350	6%	1%	1,316	1,295	2%	6%
Media	95	101	-6%	-8%	365	426	-14%	-8%
Markets Division	1,914	1,926	-1%	-6%	7,535	7,944	-5%	-2%
Eliminations	(3)	(2)			(8)	(10)
Revenues from ongoing businesses(3)	3,349	3,329	1%	-4%	12,948	13,283	-3%	-1%
Before currency			-3%				0%
Disposals(3)	8	66			49	158
Revenues	$3,357	$3,395	-1%		$12,997	$13,441	-3%

Operating Profit
Legal	$268	$297	-10%		$1,155	$1,192	-3%
Tax & Accounting	101	98	3%		214	216	-1%
Healthcare & Science	52	62	-16%		185	169	9%
Professional Division	421	457	-8%		1,554	1,577	-1%
Markets Division	323	365	-12%		1,453	1,406	3%
Corporate & Other	(281)	(152)			(929)	(556)
Amortization of other intangible assets	(132)	(119)			(499)	(505)
Operating profit from ongoing businesses(3)	331	551	-40%		1,579	1,922	-18%
Disposals(3)	(1)	40			(13)	38
Impairment of assets held for sale	-	3			-	(86)
Other operating gains, net	16	39			9	68
Operating profit	$346	$633	-45%		$1,575	$1,942	-19%

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2009	2008 (1)	Change	2009	Pro Forma 2008 (1) (2)	Change

Operating profit	$346	$633	-45%	$1,575	$1,942	-19%
Adjustments:
Integration program costs	163	158		506	468
Amortization of other intangible assets	132	119		499	505
Fair value adjustments	35	(40)		170	(117)
Disposals	1	(40)		13	(38)
Other operating gains, net	(16)	(39)		(9)	(68)
Impairment of assets held for sale	-	(3)		-	86
Underlying operating profit	$661	$788	-16%	$2,754	$2,778	-1%
Underlying operating profit margin	19.7%	23.7%		21.3%	20.9%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

IFRS and Pro Forma Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008 (1) (6)	2009	Pro Forma 2008 (1) (6)
Earnings attributable to common shareholders (7)	$177		$844
Adjustments:
Disposals	1		13
Fair value adjustments	35		170
Other operating gains, net	(16)		(9)
Other finance costs	178		242
Other non-operating charge	59		385
Share of post tax earnings in equity method investees	(5)		(7)
Tax on above items	(8)		(40)
Interim period effective tax rate normalization (8)	(9)		-
Amortization of other intangible assets	132		499
Discrete tax items	(175)		(531)
Discontinued operations	(6)		(23)
Dividends declared on preference shares	-		(2)
Adjusted earnings from continuing operations	$363	$419	$1,541	$1,512
Adjusted earnings per share from continuing operations	$0.44	$0.50	$1.85	$1.82

Weighted average shares (in millions) (7)	834.2	831.7	832.9	833.0

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

IFRS and Pro Forma Results

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Depreciation and amortization of computer software	2009	2008(1)	2009	Pro Forma 2008(1) (2)
Legal	(68)	(63)	(262)	(250)
Tax & Accounting	(21)	(15)	(78)	(57)
Healthcare & Science	(15)	(17)	(67)	(59)
Professional Division	(104)	(95)	(407)	(366)
Markets Division	(170)	(161)	(619)	(635)
Corporate & Other	(9)	(6)	(27)	(19)
Depreciation - Ongoing Businesses	(283)	(262)	(1,053)	(1,020)
Disposals	-	(1)	(4)	(6)
Total depreciation and amortization of computer software	(283)	(263)	(1,057)	(1,026)

(1)	2008 segment results have been restated to be comparable to the presentation for 2009.
(2)
The results for the twelve months ended December 31, 2008 are shown on a pro forma basis which assumes that Thomson acquired Reuters on January 1, 2007.  These amounts reflect the impacts of purchase accounting, but exclude deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

(3)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(4)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals.  Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(5)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration program costs, but exclude the pre-tax impacts of amortization of other intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(6)
In 2008, Thomson Reuters calculated its adjusted earnings by deducting from underlying operating profit certain normally recurring items appearing below operating profit on the income statement.  Additionally, Thomson Reuters deducted costs associated with its integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares.  The table below presents a reconciliation of underlying operating profit to adjusted earnings from continuing operations for the three and twelve months ended December 31, 2008.

	Three Months Ended	Pro Forma Twelve Months Ended
(millions of U.S. dollars, except as otherwise indicated and except per share data)	December 31, 2008(a)	December 31, 2008(a)
Underlying operating profit	788	2,778
Adjustments:
Integration program costs	(158)	(468)
Net interest expense (b)	(103)	(437)
Income taxes (calculated using an estimated effective tax rate of 25%)	(101)	(342)
Earnings attributable to non-controlling interests	(6)	(14)
Dividends declared on preference shares	(1)	(5)
Adjusted earnings from continuing operations	419	1,512
Adjusted earnings per share from continuing operations	$0.50	$1.82

Weighted average shares outstanding (in millions)(7)	831.7	833.0

(a)	This calculation has been restated to be comparable to the 2009 presentation of disposals.
(b)
Pro forma interest expense for the three-month period reflected actual interest expense, which approximates a proportional amount of the full year pro forma run rate. For the twelve-month period, pro forma interest expense was derived as the sum of the actual 3rd and 4th quarter 2008 interest expense plus the proportion of the pro forma full year run rate used for the six months ended June 30, 2008.

Weighted average common shares outstanding reflected the actual reported diluted weighted average common shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.
(7)
On September 10, 2009, all then-outstanding Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company (DLC) structure.

(8)
Adjustment to reflect income taxes based on estimated full-year effective tax rate.  Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Consolidated IFRS Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)

	(unaudited)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Revenues	$3,357	$3,395	$12,997	$11,707
Operating expenses	(2,612)	(2,422)	(9,875)	(8,700)
Depreciation	(139)	(125)	(509)	(414)
Amortization of computer software	(144)	(138)	(548)	(482)
Amortization of other intangible assets	(132)	(119)	(499)	(425)
Impairment of assets held for sale	-	3	-	(86)
Other operating gains, net	16	39	9	68
Operating profit	346	633	1,575	1,668
Finance costs, net:
Net interest expense	(88)	(103)	(410)	(224)
Other finance (costs) income	(178)	213	(242)	231
Other non-operating charge	(59)	-	(385)	-
Income before tax and equity method investees	21	743	538	1,675
Share of post tax earnings (loss) in equity method investees	5	(7)	7	(5)
Tax benefit (expense)	150	(186)	299	(350)
Earnings from continuing operations	176	550	844	1,320
Earnings from discontinued operations, net of tax	6	16	23	1
Net earnings	$182	$566	$867	$1,321

Earnings attributable to:
Common shareholders(1)	177	560	844	1,307
Non-controlling interests	5	6	23	14

Basic earnings per share	$0.21	$0.68	$1.01	$1.69
Diluted earnings per share	$0.21	$0.67	$1.01	$1.68

Basic weighted average common shares(1)	830,822,775	825,737,282	829,998,907	770,837,612
Diluted weighted average common shares(1)	834,151,200	831,688,580	832,942,338	775,179,027

(1)
On September 10, 2009, all then-outstanding Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)

	December 31,	December 31,
	2009	2008
Assets
Cash and cash equivalents	$1,111	$841
Trade and other receivables	1,742	1,818
Other financial assets	76	261
Prepaid expenses and other current assets	734	766
Current assets	3,663	3,686

Computer hardware and other property, net	1,546	1,556
Computer software, net	1,495	1,299
Other identifiable intangible assets, net	8,694	8,702
Goodwill	18,130	18,324
Other financial assets	383	286
Other non-current assets	649	627
Deferred tax	13	109
Total assets	$34,573	$34,589

Liabilities and equity
Liabilities
Current indebtedness	$782	$688
Payables, accruals and provisions	2,651	2,704
Deferred revenue	1,187	1,193
Other financial liabilities	92	60
Current liabilities	4,712	4,645

Long-term indebtedness	6,821	6,783
Provisions and other non-current liabilities	1,878	1,798
Other financial liabilities	42	222
Deferred tax	1,785	2,653
Total liabilities	15,238	16,101

Equity
Capital	10,177	10,034
Retained earnings	10,561	10,650
Accumulated other comprehensive loss	(1,471)	(2,268)
Total shareholders’ equity	19,267	18,416
Non-controlling interests	68	72
Total equity	19,335	18,488
Total liabilities and equity	$34,573	$34,589

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)

	(unaudited)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2009	2008	2009	2008
Cash provided by (used in):
Operating activities
Net earnings	$182	$566	$867	$1,321
Adjustments for:
Depreciation	139	125	509	414
Amortization of computer software	144	138	548	482
Amortization of other intangible assets	132	119	499	425
Impairment of assets held for sale	-	(3)	-	86
Deferred tax	(98)	117	(544)	31
Embedded derivatives fair value adjustments	29	(44)	147	(124)
Net losses (gains) on foreign exchange and derivative financial instruments	167	(215)	182	(257)
Other non-operating charge	59	-	385	-
Other	35	5	290	104
Changes in working capital and other items	112	195	(219)	299
Operating cash flows from continuing operations	901	1,003	2,664	2,781
Operating cash flows from discontinued operations	(5)	2	2	(20)
Net cash provided by operating activities	896	1,005	2,666	2,761

Investing activities
Acquisitions, less cash acquired	(251)	(204)	(349)	(8,502)
Proceeds from other disposals, net of taxes paid	41	(27)	56	244
Capital expenditures, less proceeds from disposals	(377)	(324)	(1,097)	(939)
Other investing activities	2	14	3	7
Investing cash flows from continuing operations	(585)	(541)	(1,387)	(9,190)
Investing cash flows from discontinued operations	-	-	22	(72)
Net cash used in investing activities	(585)	(541)	(1,365)	(9,262)

Financing activities
Proceeds from debt	-	-	1,107	7,600
Repayments of debt	(851)	(408)	(1,249)	(5,487)
Net borrowings (repayments) under short-term loan facilities	11	-	4	(1,065)
Share repurchases	-	(11)	-	(522)
Dividends paid on preference shares	-	(1)	(2)	(5)
Dividends paid on common shares (1)	(223)	(180)	(905)	(596)
Dividend payable assumed from Reuters Group PLC	-	-	-	(246)
Other financing activities	-	2	(6)	207
Net cash used in financing activities	(1,063)	(598)	(1,051)	(114)

Translation adjustments	3	(8)	20	(41)
(Decrease) increase in cash and cash equivalents	(749)	(142)	270	(6,656)
Cash and cash equivalents at beginning of period	1,860	983	841	7,497
Cash and cash equivalents at end of period	$1,111	$841	$1,111	$841

(1)
On September 10, 2009, all then-outstanding Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2009 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Net cash provided by operating activities	$896	$1,005	$2,666	$2,761
Capital expenditures, less proceeds from disposals	(377)	(324)	(1,097)	(939)
Other investing activities	2	14	3	7
Investing activities of discontinued operations	-	-	-	(7)
Dividends paid on preference shares	-	(1)	(2)	(5)
Free cash flow (1)	$521	$694	$1,570	$1,817

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

Thomson Reuters Corporation
Reconciliation of Free Cash Flow to Underlying Free Cash Flow (1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Free cash flow	$521	$694	$1,570	$1,817
One-time Reuters acquisition, integration program costs	154	135	488	518
Normalization adjustments (2)	-	-	-	(450)
Underlying free cash flow	$675	$829	$2,058	$1,885

(1)	Free cash flow was affected by certain unusual items. These items are removed to derive underlying free cash flow.

(2)
To provide a more meaningful comparison of underlying free cash flow for the twelve months ended December 31, 2009 to the prior year period, the 2008 free cash flow number is adjusted for two timing related items:

▪	Interest costs which were substantially lower in 2008 since we benefited from having interest income and no cash interest costs associated with $3.0 billion in Reuters acquisition-related debt.
▪	Last year’s figure does not include what is traditionally negative free cash flow from the Reuters business in the first quarter of the year, which was included in 2009.